Exhibit 99.1

NEWS RELEASE

Fortuna Renews Share Buyback Program

Vancouver, April 17, 2026 – Fortuna Mining Corp. (TSX: FVI) (NYSE: FSM) (“Fortuna” or the “Company”) announced today that its Board of Directors has approved the renewal of its normal course issuer bid (“NCIB”) to purchase up to five percent of its outstanding common shares as at April 10, 2026.

An aggregate of up to 15,227,869 common shares, representing five percent of the Company’s outstanding 304,557,387 common shares as of April 10, 2026, have been authorized for repurchase commencing on May 4, 2026. The timing, number and value of any common shares repurchased will depend on a variety of factors, including current market price, general business and market conditions and applicable legal requirements.

Under the NCIB, repurchases can be made from time to time through the facilities of the New York Stock Exchange (“NYSE”) using a variety of methods, including open market purchases, as well as by any other means permitted by the U.S. Securities and Exchange Commission and subject to other applicable legal requirements.

Any common shares purchased under the NCIB will be cancelled. The NCIB starts on May 4, 2026 and will expire on the earlier of:

•	May 3, 2027; one calendar year after the renewal of the share repurchase program;
•	the date Fortuna acquires the maximum number of common shares allowable under the NCIB; or
•	the date on which Fortuna otherwise determines not to make any further repurchases under the NCIB.

In connection with the NCIB, Fortuna has entered into a share repurchase plan (“ISPP”) with a designated broker, which allows the broker to purchase common shares on behalf of Fortuna through the open market in accordance with instructions from Management, provided that Fortuna is not in possession of any material non-public information or subject to any black-out periods at such time.

Fortuna has also entered into an automatic share purchase plan (“ASPP”) with the same designated broker which allows the Company to repurchase common shares under the NCIB when it would ordinarily not be permitted to due to regulatory restrictions and customary blackout periods. Pursuant to the ASPP, Fortuna will provide instructions during non-blackout periods to its designated broker, which may not be varied or suspended during the blackout period. Purchases by Fortuna’s designated broker will be in accordance with applicable stock exchange rules and securities laws and the terms of the ASPP. All purchases made under the ASPP and ISPP are included in calculating the number of common shares purchased under the NCIB.

Fortuna believes that from time to time, its common shares trade at market prices that do not adequately reflect their underlying value. As a result, depending upon future price movements and other factors, Fortuna’s Board of Directors believes that the repurchase of common shares for cancellation would represent an appropriate use of corporate funds.

The actual number of common shares to be purchased, and the timing of any such purchases, will be determined by Fortuna based on a number of factors, including Fortuna’s financial performance and flexibility within its financial guardrails, the availability of discretionary cash flow, and capital funding requirements. The ASPP and NCIB do not obligate the Company to acquire any particular number of common shares, and the ASPP may be suspended or discontinued at any time at the Company’s discretion.

The NCIB will be commenced pursuant to the exemption available under section 4.8(3) of National Instrument 62-104 – Take-Over Bids and Issuer Bids, and effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which limits daily purchases of common shares on the NYSE to no more than 25 percent of the previous 4-week average daily trading volume on the NYSE.

Fortuna’s prior NCIB for the purchase of up to 15,347,999 common shares will expire on May 1, 2026. As of April 16, 2026, Fortuna had repurchased an aggregate of 3,400,000 common shares on the open market through the facilities of the NYSE at a weighted-average price of US$9.53 per common share, excluding brokerage fees. The repurchased common shares were subsequently cancelled.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements relating to Fortuna’s intention to renew the NCIB and the timing, methods and quantity of any purchases of common shares under the NCIB. These Forward-looking Statements are based on certain assumptions that Fortuna has made in respect thereof as at the date of this news release, including: prevailing commodity prices, margins and exchange rates, that Fortuna’s businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability of cash for repurchases of common shares under the NCIB, and compliance with applicable laws and regulations pertaining to an NCIB. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Israel- – Hamas, and Iran – Israel and United States conflicts, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms including for the underground mining method at the Séguéla Mine; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.